BYLAWS

OF

THE TUTELARE CORPORATION

(a Wyoming Corporation)

August 03, 2020

Table of Contents

ARTICLE I - OFFICES 3

    Section 1.   Registered Office 3

    Section 2.   Other Offices 3

ARTICLE II - CORPORATE SEAL 3

    Section 3.   Corporate Seal 3

ARTICLE III - STOCKHOLDERS' MEETINGS 4

    Section 4.   Place of Meetings 4

    Section 5.   Annual Meeting 4

    Section 6.   Special Meetings 6

    Section 7.   Notice of Meetings 6

    Section 8.   Quorum 7

    Section 9.   Special Business 7

    Section 10.   Majority to Pass a Special Business 8

    Section 11.   Adjournment and Notice of Adjourned Meetings 8

Section 12.	Voting Rights	8
Section 13.	Joint Owners of Stock	8
Section 14.	List of Stockholders	8
Section 15.	Action Without Meeting	9
Section 16.	Organization	9

ARTICLE IV - DIRECTORS 10
Section 17.	Number and Term of Office	10
Section 18.	Powers	10
Section 19.	Term	10
Section 20.	Vacancies	10
Section 21.	Resignation	11
Section 22.	Removal	11
Section 23.	Meetings	11
Section 24.	Quorum and Voting	12
Section 25.	Action Without Meeting	12
Section 26.	Fees and Compensation	13
Section 27	Alternates	13
Section 28.	Committees	13
Section 29.	Organization	15

ARTICLE V - OFFICERS 15
Section 30.	Officers Designated	15
Section 31.	Tenure and Duties of Officers	15
Section 32.	Delegation of Authority	16
Section 33.	Resignations	17
Section 34.	Removal	17

ARTICLE VI - EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF
SECURITIES OWNED BY THE CORPORATION 17
| Section 35. | Execution of Corporate Instruments | 17 |
| Section 36. | Voting of Securities Owned by the Corporation | 18 |

ARTICLE VII - SHARES OF STOCK 18
Section 37.	Form and Execution of Certificates	18
Section 38.	Lost Certificates	19
Section 39.	Transfers	19
Section 40.	Fixing Record Dates	19

Section 41.   Registered Stockholders.. 20

ARTICLE VIII - OTHER SECURITIES OF THE CORPORATION....................................... 20

Section 42.   Execution of Other Securities 20

ARTICLE IX - DIVIDENDS... 21

Section 43.   Declaration of Dividends 21

Section 44.   Dividend Reserve... 21

ARTICLE X - FISCAL YEAR 21

Section 45.   Fiscal Year 21

ARTICLE XI - INDEMNIFICATION 21

Section 46.   Indemnification of Directors, Officers, Employees and Other Agents 21

ARTICLE XII - NOTICES 25

Section 47.   Notices 25

ARTICLE XIII - AMENDMENTS... 26

Section 48.   Amendments 26

ARTICLE XIV - LOANS TO OFFICERS 26

Section 49.   Loans to Officers 26

ARTICLE XV - MISCELLANEOUS.. 27

Section 50.   Annual Report.. 27

ARTICLE I - OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Wyoming shall be Northwest Registered Agent Service, Inc., 30 N Gould St, Ste N, in the City of Sheridan, County of Sheridan.

Section 2. Other Offices. The Corporation may also have and maintain an office or principal place of business at such other places, both within and without the State of Wyoming, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II - CORPORATE SEAL

Section 3.   Corporate Seal. If the Corporation has a corporate seal, it shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Wyoming." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 4.   Place of Meetings.

(a) Meetings of the stockholders of the Corporation shall be held at such place, either within or without the State of Wyoming, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the Corporation maintained pursuant to Section 2 hereof.

(b) The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held by means of remote communication. The board shall take into consideration stockholders' ability to participate by remote communication and provide an alternative means of participation for those stockholders unable to participate by remote communication. If authorized by the board of directors in its sole discretion, and subject to guidelines and procedures the board of directors may adopt, stockholders and proxies not physically present at a meeting of stockholders may, by means of remote communication:

(i) Participate in a meeting of stockholders; and

(ii) Be deemed present in person and vote at a meeting of stockholders, whether the meeting is held at a designated place or solely by means of remote communication, provided that the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy. The corporations shall implement reasonable measures to provide the stockholders and proxies a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceeding. If any stockholder or proxy votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the corporation.

Section 5.   Annual Meeting.

(a)   The annual meeting of the stockholders of the Corporation, for the purpose of election of Directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days in advance of the date specified in the Corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received a reasonable time before the solicitation is made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this subsection (b). The Chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this subsection (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c)   Only persons who are nominated in accordance with the procedures set forth in this subsection (c) shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the Corporation entitled to vote in the election of Directors at the meeting who complies with the notice procedures set forth in this subsection (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of subsection (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a Director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a Director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to subsection (b) of this Section 5. At the request of the Board of Directors, any such person nominated by a stockholder for election as a Director shall furnish to the Secretary of the

Corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this subsection (c). The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer (iii) the President, (iv) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time any such resolution is presented to the Board of Directors for adoption) or (v) by the holders of shares entitled to cast not less than twenty five percent (25%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Chief Executive Officer or the Board of Directors, as the case may be, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the President, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this subsection (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. <u>Quorum</u>. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these bylaws, the presence, in person or by proxy duly authorized, of one person entitled to vote at the meeting whether present in person or by proxy who, in the aggregate, holds or represents at least 3% of the shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the Chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Section 9.   <u>Special Business</u> At a meeting of shareholders, the following business is "Special Business":

(a)   at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and

(b)   at an annual general meeting, all business is special business except for the following:

(i)   business relating to the conduct of or voting at the meeting;

(ii)   consideration of any financial statements of the Company presented to the meeting;

(iii)   consideration of any reports of the directors or auditor;

(iv)   the setting or changing of the number of directors;

(v)   the election or appointment of directors;

(vi)   the appointment of an auditor;

(vii)   the setting of the remuneration of an auditor, if required;

(viii)   business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix)   any other business which, under these Articles of Incorporation, or by these bylaws, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 10. Majority to Pass a Special Business The majority of votes required for the Company to pass a resolution in relation to Special Business at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 12. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary at or before the meeting at which it is to be used. An agent so appointed need not be a stockholder. No proxy shall be voted after eleven (11) months from its date of creation unless the proxy provides for a longer period. All elections of Directors shall be by written ballot, unless otherwise provided in the Articles of Incorporation.

Section 13. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more person have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the District Court for the First Judicial District for relief as provided in the Wyoming Business Corporation Act. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) above shall be a majority or even-split in interest.

Section 14. List of Stockholders. The secretary shall prepare and make, no more than two (2) days after the giving of notice of a meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for the period from and after its preparation until conclusion of the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 15.   Action Without Meeting.

(a) Unless otherwise provided in the Articles of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all outstanding stock entitled to vote thereon.

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Wyoming, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Notwithstanding any other provision of this Section 15, no such action by written consent may be taken following the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation.

Section 16.   Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Director, or if the Lead Director is absent, the Chief Executive Officer, or if the Lead Director is absent, the President or, in the absence of any such officer, a Chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as Chairman. The secretary, or, in his absence, an assistant secretary directed to do so by the President, shall act as secretary of the meeting.

(b)   The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the Chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the Chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV - DIRECTORS

Section 17. <u>Number and Term of Office</u>. The authorized number of Directors of the Corporation shall be fixed in accordance with the Articles of Incorporation, but if not fixed therein then the number shall be fixed by resolution of the Directors or the stockholders. If no other number of Directors is specified in the Articles of Incorporation or by resolution of the Directors or stockholders, the number of Directors shall be five (5). Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these bylaws.

Section 18. <u>Powers</u>. The powers of the Corporation shall be exercised, its business conducted, and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 19. <u>Term</u>. Notwithstanding the foregoing provisions of this article, the terms of the directors shall be staggered into three groups with each group containing one-third (1/3) of the total, as near as may be practicable. The terms of directors in the third group expire at the first annual shareholders' meeting after their election, the terms of the second group expire at the second annual shareholders' meeting after their election, and the terms of the first group expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of three (3) years to succeed those whose terms expire. Each Director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Section 20. <u>Vacancies</u>. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes shall be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock") voting together as a single class; or (ii) by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Newly created Directorships resulting from any increase in the number of Directors shall, unless the Board of Directors determines by resolution that any such newly created Directorship shall be filled by the stockholders, be filled only by the affirmative vote of the Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new Directorship was created or the vacancy occurred and, if the Directors shall therefore have been divided into classes, until such Director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this bylaw in the case of the death, removal or resignation of any Director, or if the stockholders fail at any meeting of stockholders at which Directors are to be elected (including any meeting referred to in Section 21 below) to elect the number of Directors then constituting the whole Board of Directors.

Section 21. <u>Resignation</u>. Any Director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more Directors shall resign from the Board of Directors, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 22. <u>Removal</u>. Subject to any limitations imposed by law or the Articles of Incorporation, the Board of Directors, or any individual Director, may be removed from office at any time, with or without cause by unanimous vote of the then outstanding shares of Voting Stock of the Corporation entitled to vote at an election of Directors.

Section 23. <u>Meetings</u>.

(a) <u>Annual Meetings</u>. The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) <u>Regular Meetings</u>. Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the Corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the State of Wyoming which has been designated by resolution of the Board of Directors or the written consent of all Directors.

(c) <u>Special Meetings</u>. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Wyoming whenever called by the Chairman of the Board, the President or any two of the Directors.

(d)   Telephone or Electronic Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can communicate with each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e)   Notice of Meetings. Notice of the time and place of all regular and special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, email or other electronic transmission, telegraph or telex, at least two (2) days before the meeting, or sent in writing to each Director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any Director by attendance thereat, except when the Director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f)   Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the Directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 24.   Quorum and Voting.

(a)   Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 46 hereof, for which a quorum shall be one-third of the exact number of Directors fixed from time to time in accordance with the Articles of Incorporation, but not less than one (1), a quorum of the Board of Directors shall consist of a majority of the exact number of Directors fixed from time to time by the Board of Directors or shareholders in accordance with the Articles of Incorporation, but not less than one (1); provided, however, at any meeting whether a quorum be present or otherwise, a majority of the Directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by a vote of a majority of the Directors present, in the case of an equality of votes, the chair of the meeting does have a second or casting vote unless a different vote be required by law, the Articles of Incorporation or these bylaws.

Section 25. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 26.   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 27   Alternates

(a)   Appointment. Any director (an "appointor") may by notice in writing received by the Company, such appointment to be revocable by notice in writing received by the Company, appoint any other director (an "appointee") to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

(b)   Voting at Meetings. A director may be appointed as an alternate director by more than one director, and an alternate director:

(i)   will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and once more in his or her own capacity as director;

(ii)   has a separate vote at a meeting of directors for each of his or her appointors and an additional vote in his or her capacity as director;

(iii)   will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, and an additional vote in his or her capacity as director if such director is a member of that committee; and

(iv)   has a separate vote at a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, and an additional vote in his or her capacity as director if such director is a member of that committee.

Section 28.   Committees.

(a)   Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an executive committee to consist of one (1) or more members of the Board of Directors. The executive committee, to the extent permitted by law and specifically granted by the Board of Directors, shall have and may exercise when the

Board of Directors is not in session all powers of the Board of Directors in the management of the business and affairs of the Corporation, except such committee shall not have the power or authority to fill vacancies on the Board of Directors or any committee, to declare a dividend, authorize issuance of stock (except within limits specifically prescribed by the Board of Directors), to amend the Articles of Incorporation, to adopt an agreement of merger or consolidation, to recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, to recommend to the stockholders of the Corporation a dissolution of the Corporation or a revocation of a dissolution, to amend these bylaws, to approve or propose to shareholders any other action that the Wyoming Business Corporation Act requires to be approved by shareholders, or to authorize or approve reacquisition of shares (except according to a formula or method prescribed by the Board of Directors).

(b) <u>Other Committees</u>. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the executive committee in these bylaws.

(c) <u>Term</u>. Each member of a committee of the Board of Directors shall serve a term on the committee consistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(d) <u>Meetings</u>. Unless the Board of Directors shall otherwise provide, regular meetings of the executive committee or any other committee appointed pursuant to this Section 28 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any Director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any Director by attendance thereat, except when the Director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 29.   Organization. At every meeting of the Directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Director, or if the Lead Director is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the President or, in the absence of any such officer, a Chairman of the meeting chosen by a majority of the Directors present, shall preside over the meeting. The secretary, or in his absence, an assistant secretary directed to do so by the Chairman, shall act as secretary of the meeting.

ARTICLE V - OFFICERS

Section 30. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice-Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The order of the seniority of the Vice-Presidents shall be in the order of their nomination, unless otherwise determined by the Board of Directors. The Board of Directors may also appoint one or more assistant secretaries, assistant treasurers, assistant controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of the offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 31.   Tenure and Duties of Officers.

(a)   General. All officers shall hold office until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may, subject to the terms of any contract of employment or contract for services, be removed by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b)   Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in subsection (c) of this Section 31.

(c)   Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall be the Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)   Duties of Vice Presidents. The Vice-Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice President of Marketing and Technology shall be responsible for all activities related to conceptualizing and implementing the Company's market strategy and achieving marketing targets. Additionally, the Vice President of Marketing and Technology shall be chief technology officer and responsibility over all the Company's technical vision and leads all aspects of the Company's technological development. The Vice-Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)   Duties of Secretary. The secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The secretary shall give notice in conformity with these bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The secretary shall perform all other duties given him in these bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any assistant secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each assistant secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f)   Duties of Treasurer/Chief Financial Officer. The treasurer (also referred to herein as "Chief Financial Officer") shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct any assistant treasurer, or the controller or any assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each assistant treasurer and each controller and assistant controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 32. Authority to Sign Contracts and Checks and Delegation of Authority. The Chairman or, in the absence of the Chairman, any other officer authorized by the Chairman, may sign, on behalf of the Corporation, those contracts, checks or other instruments that have been appropriately authorized by the Board of Directors to be executed on behalf of the Corporation, except in cases where the signing or execution of the contract or instrument is expressly reserved by the Board of Directors or delegated by this Agreement to some other agent of the Company. Notwithstanding the forgoing, all Corporation expenditures or indebtedness exceeding $100,000 per transaction require the written authorization of two or more Directors or Officers. Unless the Board of Directors has otherwise authorized by written resolution, all Corporation expenditures or indebtedness less than $100,000 per transaction may be authorized and signed for on behalf of the Corporation by either the President or the Chief Financial Officer. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 33. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 34. Removal. Any officer may be removed from office at any time, either with or without cause, by the vote or written consent of a majority of the Directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI - EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 35. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the Chief Executive Officer or any Vice President, and by the Secretary or Chief Financial Officer or Treasurer or any assistant secretary or assistant treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 36. <u>Voting of Securities Owned by the Corporation</u>. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, or any Vice President.

ARTICLE VII - SHARES OF STOCK

Section 37. <u>Form and Execution of Certificates</u>. Unless otherwise determined by the Board of Directors, the shares of the Corporation shall not be represented by certificates. Within a reasonable time after the issuance or transfer of shares, the Corporation shall send the shareholder a written statement which includes the following:

(1)   That the name of the Corporation is THE TUTELARE CORPORATION and that it is organized under the laws of the state of Wyoming.

(2)   The name of the person to whom such shares are issued.

(3)   The number and class of shares and designation of series, if any.

(4) The designations, relative rights, preferences, and limitations applicable to each class and the variations in the rights, preferences, and limitations determined for each series, and the authority of the Board of Directors to determine variations for future series, if any.

In the event the Directors determine to issue certificates representing ownership of shares, certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or assistant treasurer or the Secretary or assistant secretary, certifying the number of shares owned by him in the Corporation. Where such certificate is countersigned by a transfer agent other than the Corporation or its employee, or by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the designations, preferences, limitations, restrictions on transfer and relative rights of the shares authorized to be issued.

Section 38.   Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 39.   Transfers.

(a)   Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b)   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Wyoming Business Corporation Act.

Section 40.   Fixing Record Dates.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than seventy (70) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the date next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply for any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting and shall fix a new record date if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Wyoming, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 41. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Wyoming.

ARTICLE VIII - OTHER SECURITIES OF THE CORPORATION

Section 42. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an assistant secretary, or the Chief Financial Officer or treasurer or an assistant treasurer;

provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such person. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an assistant treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE IX - DIVIDENDS

Section 43. <u>Declaration of Dividends</u>. Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 44. <u>Dividend Reserve</u>. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X - FISCAL YEAR

Section 45. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI - INDEMNIFICATION

Section 46. <u>Indemnification of Directors, Officers, Employees and Other Agents</u>.

(a) <u>Directors and Executive Officers</u>. The Corporation shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Wyoming Business Corporation Act; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Wyoming Business Corporation Act.

(b)   Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Wyoming Business Corporation Act.

(c)   Good Faith.

(i) For purposes of any determination under this bylaw, a Director or executive officer shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his conduct was unlawful, if his action is based on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared or presented by:

(A)   one or more officers or employees of the Corporation whom the Director or executive officer believe to be reliable and competent in the matters presented;

(B)   counsel, independent accountants or other persons as to matters which the Director or executive officer believed to be within such person's professional competence; and

(C)   with respect to a Director, a committee of the Board upon which such Director does not serve, as to matters within such committee's designated authority, which committee the Director believes to merit confidence; so long as, in each case, the Director or executive officer acts without knowledge that would cause such reliance to be unwarranted.

(ii) The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believe to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, that he had reasonable cause to believe that his conduct was unlawful.

(iii) The provisions of this subsection (c) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth by the Wyoming Business Corporation Act.

(d)   Expenses. The Corporation shall advance, prior to the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to subsection (e) of this bylaw, no advance shall be made by the Corporation if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interest of the Corporation.

(e)   Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the Director or executive officer. Any right to indemnification or advances granted by this bylaw to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Wyoming Business Corporation Act for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Wyoming Business Corporation Act, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(f)   Non-Exclusivity of Rights. The rights conferred on any person by this bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Wyoming Business Corporation Act.

(g)   Survival of Rights. The rights conferred on any person by this bylaw shall continue as to a person who has ceased to be a Director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(h)   Insurance. To the fullest extent permitted by the Wyoming Business Corporation Act, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this bylaw.

(i)   Amendments. Any repeal or modification of this bylaw shall only be prospective and shall not affect the rights under this bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(j)   Saving Clause. If this bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director and executive officer to the full extent not prohibited by any applicable portion of this bylaw that shall not have been invalidated, or by any other applicable law.

(k)   Certain Definitions. For the purposes of this bylaw, the following definitions shall apply:

(i)   The term "proceeding" shall be broadly construed and shall include without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii)   The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers, and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a Director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(iv)   References to a "Director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a Director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

(v)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a Director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such Director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this bylaw.

ARTICLE XII - NOTICES

Section 47.   Notices.

(a)   Notice to Stockholders. Whenever, under any provisions of these bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b)   Notice to Directors. Except as provided otherwise in subsection (e) of Section 21, any notice required to be given to any Director may be given by the method stated in subsection (a) above, or by facsimile, email or other electronic transmission, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such Director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such Director.

(c)   Address Unknown. If no address of a stockholder or Director be known, notice may be sent to the office of the Corporation required to be maintained pursuant to Section 2 hereof.

(d)   Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or Director or Directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained.

(e)   Time Notices Deemed Given. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, email, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(f)   Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all Directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(g)   Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any Director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such Director to receive such notice.

(h)   Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Wyoming Business Corporation Act, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(i)   Notice to Person with Undeliverable Address. Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or bylaws of the Corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undelivered, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Wyoming Business Corporation Act, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this subsection.

ARTICLE XIII - AMENDMENTS

Section 48. Amendments. Except as otherwise set forth in subsection (i) of Section 46, these bylaws may be altered or amended or new bylaws adopted by the unanimous vote of the voting power of all of the then-outstanding shares of the Voting Stock. The Board of Directors shall also have the power to adopt, amend or repeal bylaws.

ARTICLE XIV - LOANS TO OFFICERS

Section 49. Loans to Officers. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including without limitation, a pledge of shares of stock of the Corporation. Nothing in these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XV - MISCELLANEOUS

Section 50.   Annual Report.

(a)   Subject to the provisions of subsection (b) of this bylaw, the Board of Directors shall cause an annual report to be sent to each stockholder of the Corporation not later than one hundred twenty (120) days after the close of the Corporation's fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of an independent accountant or, if there is no such report, the certificate of an authorized officer of the Corporation that such statements were prepared without audit from the books and records of the Corporation. Such report shall be sent to stockholders at least fifteen (15) days prior to the next annual meeting of the stockholders after the end of the fiscal year to which it relates.

(b)   If and so long as there are fewer than 100 holders of record of the Corporation's shares, the requirement of sending of an annual report to the stockholders of the Corporation is hereby expressly waived.

CERTIFICATE OF CHAIRMAN

The undersigned certifies:

(1)   That the undersigned is the duly elected and acting chairman of THE TUTELARE CORPORATION, a Wyoming Corporation; and

(2)   That the foregoing bylaws constitute the bylaws of THE TUTELARE CORPORATION as duly adopted by a resolution of the Directors dated   .

IN WITNESS WHEREOF, I have hereunto subscribed my name:



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Chairman, The Tutelare Corporation